Mail Stop 3561

February 4, 2009

Mr. Joseph Rozelle
Chief Financial Officer
Dragon Acquisition Corporation
c/o Nautilus Global Partners
700 Gemini, Suite 100
Houston, TX 77056

      **Re:    Dragon Acquisition Corporation**
            **Form 10-K for Fiscal Year Ended**
            **December 31, 2007**
            **Filed April 21, 2008**
            **File No. 000-52133**

Dear Mr. Rozelle:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            Tia Jenkins
            Senior Assistant Chief Accountant
            Office of Beverages, Apparel, and
            Health Care Services